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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 24)


                          CITADEL HOLDING CORPORATION
- --------------------------------------------------------------------------------
                               (NAME OF ISSUER)


                    COMMON STOCK, $.01 PAR VALUE PER SHARE
- --------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)


                                   172862104
                          --------------------------
                                (CUSIP NUMBER)

                S. CRAIG TOMPKINS, PRESIDENT, CRAIG CORPORATION
             550 S. HOPE, STE. 1825, LOS ANGELES, CALIFORNIA 90071
- --------------------------------------------------------------------------------
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)


                                MARCH 28, 1996
                -----------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement. [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------                                  ---------------------
  CUSIP NO. 172862104                   13D                PAGE 2 OF 14 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Craig Corporation
      95-1620188
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(E)                                            [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,329,114 Shares 3% Cumulative Voting Convertible
                          Preferred Stock
       SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,329,114 Shares 3% Cumulative Voting Convertible
                          Preferred Stock
       PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      4,424,371


- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                 [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
 13
      49.9%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 172862104                   13D                PAGE 4 OF 14 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Reading Company                        23-6000773
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(E)                                            [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Pennsylvania

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,564,473

       SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,564,473

       PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      1,564,473


- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                 [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
 13
      26.1%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 172862104                   13D                PAGE 5 OF 14 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Reading Holdings, Inc.                 51-0353118
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(E)                                            [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,564,473

       SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,564,473

       PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      1,564,473


- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                 [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
 13
      26.1%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 14 Pages

     This joint filing made by Reading Company, a Pennsylvania corporation ("Reading"), Craig Corporation, a Delaware corporation ("Craig") and Reading Holdings, Inc., a Delaware corporation ("Holdings" and collectively with Craig and Reading the "Filers") relates to the Common Stock, $0.01 par value of Citadel Holding Corporation, a Delaware corporation ("Citadel" or the "Issuer").

     With respect to Craig, this filing is Amendment No. 24, which amends and supplements the Schedule 13D, dated June 5, 1987, and Amendments thereto (collectively, the "Craig Schedule 13D") filed by Craig, relating to beneficial holdings of shares of Common Stock of Citadel. All capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Craig Schedule 13D. The information provided below under Items 1 through 7 with respect to Craig is intended to amend the Schedule 13D information previously provided by Craig.

     With respect to Reading and Holdings, this is the initial filing on
Schedule 13D.

     ITEM 1.   SECURITY AND ISSUER.
               -------------------

     This Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Citadel, whose principal executive offices are located at 550 South Hope Street, Suite 1825, Los Angeles, California 90071.

     ITEM 2.   IDENTITY AND BACKGROUND.
               -----------------------

     The persons filing this Amendment No. 24 and this Initial Filing on
Schedule 13D are respectively Craig Corporation, a Delaware corporation, whose principal business and office address is 550 S. Hope Street, Suite 1825, Los Angeles, California 90071, Reading Company, a Pennsylvania corporation, whose principal business and office address is 30 South 15th Street, Suite 1300, Philadelphia, Pennsylvania 19102 and Reading Holdings, Inc., a Delaware corporation whose principal business and office address is 103 Springer Building 3411 Silverside Road, Wilmington, Delaware 19810.

     Craig has historically been in the retail grocery business through its interest in Stater Bros. Holdings, Inc. ("Stater"), in the real estate business through its interest in Citadel and in the beyond-the-home entertainment and real estate business through its interest in Reading and, more recently, through its interest in Reading International Cinemas, LLC (a limited liability company owned in equal parts by Craig and Reading, and formed to pursue cinema exhibition opportunities in Australia). On March 8, 1996, Stater exercised its right to convert Craig's common stock interest in that Company into preferred stock. In light of this action by Stater, Craig has determined to focus its activities going forward on the land-based entertainment industry --

                                                              Page 7 of 14 Pages

particularly on the development, ownership and operation of cinemas.

     Reading's and Holdings' business focuses on the beyond-the-home segment of the entertainment industry at present, consists primarily of motion picture theater development and operations. Reading also engages in real estate activities through ownership, sale or development of certain real estate in Pennsylvania and participation in two real estate joint ventures. Holdings is a wholly-owned subsidiary of Reading.

     Provided below is a list of officers and directors for Craig, Reading and Holdings. Also provided are the business addresses and the principal business occupation of each parties listed below.

The executive officers and directors of Craig Corporation are:

          Directors                                  Officers
          ---------                                  --------

James J. Cotter                           James J. Cotter, Chairman
S. Craig Tompkins                         S. Craig Tompkins, President
William D. Gould                          Robin W. Skophammer
Edward L. Kane                               Chief Financial Officer
Gerard P. Laheney
Ralph B. Perry III

The executive officers and directors of Reading Company are:

          Directors                                  Officers
          ---------                                  --------

James J. Cotter                           James J. Cotter, Chairman
S. Craig Tompkins                         S. Craig Tompkins, President
Edward L. Kane                            James A. Wunderle
Gerard P. Laheney                            Executive Vice President
Ralph B. Perry III                           Chief Operating Officer
John W. Sullivan                             Chief Financial Officer
Albert J. Tahmoush                           & Treasurer

The executive officers and directors of Reading Holdings are:

          Directors                                  Officers
          ---------                                  --------

S. Craig Tompkins                         S. Craig Tompkins, President
James A. Wunderle                         James A. Wunderle
Charles S. Groshon                           Vice President & Treasurer
                                          Charles S. Groshon
                                             Vice President & Secretary

                                                              Page 8 of 14 Pages


              Business Address and Principal Business Occupation
              --------------------------------------------------

James J. Cotter                           S. Craig Tompkins
Pacific Theatres                          Craig Corporation
120 North Robertson Boulevard             550 South Hope Street
Los Angeles, CA  90048                    Suite 1825
Tel:  (310) 855-8331                      Los Angeles, CA 90071
Fax:  (310) 855-0114                      Tel:  (213) 239-0555
Principal Business Occupation:            Fax:  (213) 239-0548
Chairman of Craig, Reading and            Principal Business Occupation:
Citadel, Executive Vice                   Director and President of Craig and
President of Decurion (Pacific            Reading, Vice Chairman and Principal
Theatres)                                 Accounting Officer of Citadel


William D. Gould, Esq.                    Edward L. Kane
Troy & Gould                              7816 Ivanhoe Street
1801 Century Park East                    Suite 12
16/th/ Floor                              La Jolla, CA  92039
Los Angeles, CA  90067                    Tel:  (619) 495-2950
Tel:  (310) 553-4441                      Fax:  (619) 459-2952
Fax:  (310) 201-4746                      Principal Business Occupation:
Principal Business Occupation:            Attorney and Business
Attorney                                  Consultant


Gerard P. Laheney                         Ralph B. Perry III
Investment Resource Intl.                 Graven Perry Block
1101 Brickell Avenue                         Brody & Qualls
Suite 1401                                Pacific Mutual Building
Miami, FL  33131                          523 West Sixth Street
Tel:  (305) 372-0299                      Suite 1130
Fax:  (305) 372-0499                      Los Angeles, CA  900l4
Principal Business Occupation:            Tel:   (213) 680-9770
Investment Advisor                        Fax:  (213) 489-1332
                                          Principal Business Occupation:
                                          Attorney


John W. Sullivan                          Albert J. Tahmoush
Loblolly Pines                            7231 Tory Lane
7407 S.E. Hill Terrace                    Bay Colony Shores
Hobe Sound, FL  33455                     Naples, FL  33963
Tel:  (407) 546-8700                      Tel:  (813) 597-8085
Fax:  (407) 546-1062                      Principal Business Occupation:
Principal Business Occupation:            Private Investor; Director and
Private Investor and Real                 Deputy Chairman of UBAF Arab
Estate Developer                          American Bank.

                                                              Page 9 of 14 Pages

James A. Wunderle                         Robin W. Skophammer
Reading Company                           Craig Corporation
One Penn Square West                      550 South Hope Street
30 South Fifteenth Street,                Suite 1825
Suite 1300                                Los Angeles, CA  90071
Philadelphia, PA  19102-4813              Tel:  (213) 239-0555
Tel:  (215) 569-3344                      Fax:  (213) 239-0548
Fax:  (215) 569-2862                      Principal Business Occupation:
Principal Business Occupation:            Chief Financial Officer of
Executive Vice President, Chief           Craig
Operating Officer, Chief
Financial Officer and Treasurer
 of Reading

Charles S. Groshon
Reading Company
One Penn Square West
30 South Fifteenth Street
suite 1300
Philadelphia, PA  19102-4813
Tel:  (215) 569-3344
Fax:  (215) 569-2862
Principal Business Occupation:
Vice President and Assistant
Secretary of Reading


None of the filers or any of the above referenced persons has been involved in any proceeding of the type described in (d) of Item 2 to the Schedule 13D.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
               -------------------------------------------------

     The source of funds for Craig's purchase of 53,000 shares of Issuer's Common Stock is working capital. The total net consideration amounted to approximately $119,478.

     Through Holdings, Reading acquired 1,564,473 shares of Citadel Common Stock from Craig pursuant to a Stock Purchase and Sale Agreement dated March 29, 1996 between Holdings and Craig (the "Agreement"), a copy of which is attached hereto as Exhibit 1. The purchase price for such shares was $3,324,505, which was paid by Holdings delivering its promissory note, bearing interest payable quarterly in arrears at a fluctuating rate equal to 30 day LIBOR plus 225 basis points, with principal of the note due on March 29, 2001 (the "Common Stock Purchase Note"). Holdings intends to satisfy its note obligations from working capital, which may include capital contributed by Reading. See Item 4 for a further description of the Agreement.

                                                             Page 10 of 14 Pages

     ITEM 4.   PURPOSE OF TRANSACTION.
               ----------------------

     The Board of Directors of Reading and Craig on March 28, 1996 authorized and approved the purchase and sale, pursuant to the Agreement, of all of the shares of Citadel Common Stock owned by Craig, being 1,564,473 shares (the "Shares"), to Holdings, a wholly owned subsidiary of Reading, for $3,324,505, approximately $2.125 per share, such amount to be paid in the form of the Common Stock Purchase Note. That transaction closed on March 29, 1996.

     In addition, as a part of the same transaction, Craig granted Holdings an option (the "Preferred Stock Option") exercisable for a period of 12 months commencing on the later of (i) the tenth business day following the next annual meeting of stockholders of Citadel and (b) July 1, 1996, to purchase all of the shares of Citadel's 3% Cumulative Voting Convertible Preferred Stock (the "Preferred Stock"), stated value $3.95 per share, owned by Craig, being 1,329,114 shares. The exercise price is the fair market value of the Preferred Stock as determined by an investment banking firm to be mutually agreed upon and is payable in the form of a promissory note having the same terms (including the due date) and form as the Common Stock Purchase Note. If Holdings determines to acquire (the "Acquisition Transaction") enough additional shares of Citadel Common Stock to permit the consolidation of Holdings and Citadel for Federal income tax purposes, then the purchase price will be the price paid by Holdings to Citadel Common Stock stockholders and the form of the consideration will be the same form paid to such Citadel stockholders. An option fee of $50,000 was paid by Holdings. The option fee will be credited against the exercise price if Holdings elects to exercise the Preferred Stock Option. The Preferred Stock Option can be extended for an additional 12 months by increasing the option fee to $100,000 through the payment of an additional $50,000.

     Craig has also granted Holdings, as a part of the same transaction, an option (the "Warrant Option") exercisable in the event that Holdings determines to enter into an Acquisition Transaction to acquire Craig's warrant (the "Warrant") to purchase 666,000 shares of Citadel Common Stock at $3.00 per share. The Warrant expires on April 11, 1997. The exercise price is a price per share equal to the price paid to Citadel stockholders in the Acquisition Transaction, less $3.00. If Craig exercises the Warrant, the Warrant Option will apply to the underlying shares of Citadel Common Stock and the exercise price will be the same price per share and will be paid in the same manner as the consideration paid to Citadel stockholders in the Acquisition Transaction.

     In the event that Holdings determines to effectuate an Acquisition Transaction, Craig can put the Preferred Stock and the Warrant (or the Common Stock underlying the Warrant) to Holdings on the same terms as if Holdings had exercised the Preferred Stock Option and the Warrant Option.

                                                             Page 11 of 14 Pages

     Craig owns 49% of the issued and outstanding Class A Common Stock of Reading and five of the seven members of the Board of Directors of Reading are also members of the Board of Directors of Craig. James J. Cotter and S. Craig Tompkins are respectively the Chairman of the Board and President of both Craig and Reading. Together, Craig and Reading own securities representing approximately 40% of the currently outstanding voting power of Citadel. Assuming exercise in full of the conversion feature of the Citadel Preferred Stock and the Warrant, Craig and Reading would control approximately 49.9% of such voting power.

     Three of the five directors of Citadel are also directors of Craig, and of these three directors, two are also directors of Reading. The Chairman of the Board of Citadel is also the Chairman of the Board of each of Craig and Reading and the Vice Chairman of the Board and Principal Accounting Officer of Citadel is also a director and the President of each of Craig and Reading.

     Reading determined to purchase the Shares as it believes that the price and terms on which such shares were offered presented an attractive opportunity for Reading and that Citadel's real estate business and expertise complements and reflects Reading's involvement in and commitment to the land-based entertainment business. The Preferred Stock Option and the Warrant Option were acquired in order to provide to Reading the ability, should it so elect, to acquire a controlling interest in Citadel. However, no determination has been made at this time to in fact increase Reading's interest to such levels, and no assurances can be given that Reading will ultimately determine to acquire a controlling or greater interest in Citadel.

     Either Craig and/or Reading may, from time to time, determine to purchase additional Citadel securities or to sell their interests in some or all of such securities depending upon a variety of factors, including, without limitation, the price at which such securities are available, the other demands upon the working capital of Craig and/or Reading, and the business prospects and opportunities available for Craig, Reading and/or Citadel.

     As a consequence of the sale to Reading, Craig will recognize for its tax year ended June 30, 1996, a capital loss of approximately $18 million, which may be carried forward for up to 5 years. For financial reporting purposes, the amount of loss or gain to Craig resulting from the sale of Citadel Common Stock will be de minimus.

     Reading and Craig have determined to file as a "group" not because of any common plan, agreement or understanding between the two companies as to the voting, acquisition or disposition of the shares, but rather to reflect the fact that Craig currently owns over 49% of the Common Stock of Reading and the overlapping

                                                             Page 12 of 14 Pages

composition of the boards of directors and senior management of the two companies.

     The officers and directors of Craig and/or Reading who also serve as officers or directors of Citadel (the "Common Management") may from time to time have information with respect to and be involved in decision making with respect to possible transactions of the sort described in paragraphs (a) through (j) of
Item 4 of Schedule 13D ("Covered Transactions"). To the extent that any Covered Transaction is developed or proposed by or on behalf of the Issuer, or jointly, rather than by Craig, Reading and/or Holdings, the Filers do not intend to make preemptive disclosure of such matters in filings on Schedule 13D based upon the knowledge or involvement of the Common Management. Given the dual capacities of the Common Management and the resulting importance of independent Craig, Reading and/or Holdings Board approval of any Covered Transaction involving the Issuer, the Filers do not believe that any plan or proposal for a Covered Transaction involving Craig, Reading and/or Holdings and the Issuer may be properly characterized as a plan or proposal of any one or more of the Filer(s) absent appropriate action of the Board of Directors of such Filer(s). Accordingly, the absence of any disclosure of possible Covered Transactions by the Filers should not be interpreted as an indication that no Covered Transaction is being considered or acted upon by the Issuer or being considered by members of Common Management at any given point in time.

     The Stock Purchase and Sale Agreement was reviewed, negotiated and approved by a special committee of the Reading Board of Directors composed of independent directors unaffiliated with Craig or Citadel.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
               ------------------------------------

          (a) Craig's responses in Items 7, 9, 11 and 13 of the Cover Page of this Amendment No. 24 include (1) 1,564,473 outstanding shares of Common Stock owned beneficially by Craig, (2) 666,000 shares of Common Stock issuable upon exercise of a warrant (the "Warrant Shares") granted by the Issuer to Craig pursuant to a Conversion Deferral, Warrant and Reimbursement Agreement (the "Warrant Agreement") as described in Amendment 15 dated April 3, 1995 and (3) 2,193,898 shares of Common Stock (the "Conversion Shares") issuable upon conversion of 1,329,114 shares of 3% Cumulative Voting Convertible Preferred Stock (the "Preferred Stock"), stated value $3.95 per share, of the Issuer, which are convertible under certain circumstances into shares of Common Stock as described in Amendments 14, 15 (dated December 7, 1994) and 15 (dated April 3,
1995) to Schedule 13D beginning February 4, 1996.

     The 2,193,898 Conversion Shares would be issuable assuming Craig's optional conversion in full of the Preferred Stock at a conversion price equal to the "Market Price" per share as defined

                                                             Page 13 of 14 Pages

in the Certificate of Designation of the Preferred Stock (the "Certificate of Designation"), a copy of which was included as part of Exhibit A to Amendment No. 14 to this Schedule 13D. Assuming a conversion on March 27, 1996, such Market Price would have been $2.393. The actual number of Conversion Shares that may be acquired by Craig by reason of the Preferred Shares may vary depending upon, assuming other things, the Market Price and the number of Shares outstanding at the time of any optional conversion and is subject to other adjustments and limitations pursuant to the terms of the Certificate of Designation.

     Pending any conversion of the Preferred Stock pursuant to the conversion features of the Preferred Stock, the holders of the Preferred Stock will be entitled to one vote per share of Preferred Stock on all matters submitted to the Issuer's stockholders and will vote together with the holders of the Issuer's Common Stock as a single class with respect to such matters. The Common Stock beneficially owned by Craig, as reported above, together with the Warrant Shares and Preferred Stock, represents approximately 49.9% of the aggregate combined voting power of the outstanding shares of the Issuer assuming issuance of 2,193,898 Conversion Shares and assuming the exercise in full of the Warrant.

     Reading's and Holdings' responses in Items 7, 9, 11 and 13 of the Cover Page of this Schedule 13D reflect its beneficial ownership of 1,564,473 shares of Common Stock.

          (b) See Items 7, 8, 9 and 10 of the Cover Pages and the information in Item 1 concerning the calculation of the combined voting power represented by the securities of the Issuer beneficially owned by Craig, Reading and Holdings.

          (c) Craig has engaged in the following transactions in Common Stock of the Issuer since the filing of Amendment No. 23 to this Schedule 13D, all of which were effectuated on the American Stock Exchange.

                           Shares               Price
            Date          Purchased           Per Share
            ----          ---------           ---------
         12/18/95             5,500             $2.25
         12/29/95            47,500             $2.25

     Reading and Holdings have engaged in the transactions described above under Items 3 and 4 above.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
               -------------------------------------------------------------
               RESPECT TO SECURITIES OF THE ISSUER.
               -----------------------------------

     See Item 4 above for a description of the Stock Purchase and

                                                             Page 14 of 14 Pages

Sale Agreement between Craig and Holdings pursuant to which Craig sold its shares of the Issuer's Common Stock to Holdings and granted Holdings an option to purchase Craig's shares of the Issuer's Preferred Stock and Craig's Warrant to purchase 666,000 shares of Issuer's Common Stock.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
               --------------------------------

     Exhibit 1 -    Stock Purchase and Sale Agreement dated as of March 29, 1996 by and between Craig Corporation and Reading Holdings, Inc.

                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  April 5, 1996                     CRAIG CORPORATION,
                                          a Delaware corporation



                                          By:/s/ Craig Tompkins
                                             ------------------
                                             S. Craig Tompkins
                                             President


Dated:  April 5, 1996                     READING COMPANY,
                                          a Pennsylvania corporation



                                          By:/s/ Craig Tompkins
                                             ------------------
                                             S. Craig Tompkins
                                             President


Dated:  April 5, 1996                     READING HOLDINGS, INC.
                                          a Pennsylvania corporation



                                          By:/s/ S. Craig Tompkins
                                             ---------------------
                                             S. Craig Tompkins